Filed Pursuant to Rule 433
Registration No. 333-277138
March 16, 2026
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated March 16, 2026)

Issuer:	The Southern Company
Security:	Series 2026A 6.00% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due April 1, 2058
Format:	SEC Registered
Trade Date:	March 16, 2026
Expected Settlement Date:	March 19, 2026 (T+3)
Expected Ratings*:	Baa2 (Negative)/BBB (Stable)/BBB- (Stable ) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$1,300,000,000
Over-allotment Option:	None
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Initial Public Offering Price:	100.000%
Maturity Date:	April 1, 2058
Interest Rate:	(i) from and including the date of original issuance to, but excluding, April 1, 2033 at an annual rate of 6.00% and (ii) from and including April 1, 2033 during each Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 1.993%; provided, that the interest rate during any Interest Reset Period will not reset below 6.00%
Optional Deferral:	Up to 10 consecutive years per deferral
Optional Redemption:	Redeemable, in whole or in part, (i) on any day in the period commencing on the date falling 90 days prior to the first Interest Reset Date and ending on and including the first Interest Reset Date and (ii) after the first Interest Reset Date, on any Interest Payment Date, in each case at 100% of the principal amount, plus any accrued and unpaid interest thereon (including any Additional Interest)
Call for Tax Event:	In whole, but not in part, at 100% of the principal amount, plus any accrued and unpaid interest thereon (including any Additional Interest)
Call for Rating Agency Event:	In whole, but not in part, at 102% of the principal amount, plus any accrued and unpaid interest thereon (including any Additional Interest)
Call for Tax Credit Event:	In whole, but not in part, at 101% of the principal amount, plus any accrued and unpaid interest thereon (including any Additional Interest) (notice may be issued no later than December 31, 2026, for a redemption not less than 15 nor more than 60 days after such notice)
Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2026
CUSIP/ISIN:	842587 EJ2/US842587EJ27

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC CIBC World Markets Corp. Huntington Securities, Inc. KeyBanc Capital Markets Inc. Regions Securities LLC Academy Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The terms “Additional Interest,” “Five-Year Treasury Rate,” “Interest Reset Date,” “Interest Reset Period,” “Rating Agency Event,” “Reset Interest Determination Date,” “Tax Credit Event” and “Tax Event” have the meanings ascribed to them in the issuer’s Preliminary Prospectus Supplement dated March 16, 2026.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting The Southern Company collect at 1-404-506-5579, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.